September 2007	Preliminary Terms No. 363 Registration Statement No. 333-131266 Dated August 27, 2007 Filed pursuant to Rule 433

Structured Investments
Opportunities in Commodities
Commodity-Linked Capital Protected Notes due June 30, 2011
Based on the Performance of a Basket of Four Commodities and a Commodity Index
Commodity-Linked Capital Protected Notes provide investors with exposure to commodities and commodity indices with no downside risk to the initial investment if held to maturity.  They are for investors who are concerned about principal risk and who are willing to forgo market interest rates in exchange for principal protection and upside exposure to the underlying commodities and/or commodity indices.
SUMMARY TERMS
Issuer:	Morgan Stanley
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	September , 2007
Original issue date:	September , 2007
Maturity date:	June 30, 2011
Principal protection:	100%
Interest:	None
Basket:	Basket Commodities	Basket Weighting	Initial Price
West Texas Intermediate light sweet crude oil (“WTI crude oil”)	30%
S&P GSCITM Agriculture Index – Excess Return (the “agriculture index”)	20%
Copper – Grade A (“copper”)	20%
High Grade Primary Aluminum (“aluminum”)	20%
Gold (“gold”)	10%
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:	$1,000 x basket performance x participation rate; provided that the supplemental redemption amount will not be less than zero.
Participation rate:	120-140%. The actual participation rate will be determined on the pricing date.
Basket performance:	The sum of the commodity performance values for each of the basket commodities.
Commodity performance value:
For each basket commodity, the product of (i) a fraction, the numerator of which is the final average commodity price minus the initial commodity price, and the denominator of which is the initial commodity price times (ii) the basket weighting for such basket commodity.

Commodity price:
For any trading day:
 ¡  WTI crude oil - the official settlement price per barrel
 ¡  copper and aluminum - the official cash offer price per metric ton
 ¡  gold - the official afternoon fixing price per troy ounce
 ¡  agriculture index - the official settlement price of the agriculture index

Initial commodity price:	For each basket commodity, the related commodity price on the pricing date.
Final average commodity price:	For each basket commodity, the arithmetic average of the commodity prices on each of the determination dates.
Determination dates:	January 15, 2011, February 15, 2011, March 15, 2011, April 15, 2011, May 15, 2011 and June 15, 2011; subject to adjustment for non-trading days or market disruptions events
CUSIP:	617446R76
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Calculation agent:	Morgan Stanley Capital Services Inc. (“MSCS”)
Commissions and issue price:	Price to public(1)	Agent’s commissions(1)(2)	Proceeds to company
Per note	$1,000	$25	$975
Total	$	$	$
(1)           The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $990.00 per note.  Please see “Syndicate Information” on page 6 for further details.
(2)           For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for commodity-linked capital protected notes.
YOU SHOULD READ THIS DOCUMENT TOGETHER WITH THE RELATED PROSPECTUS SUPPLEMENT AND PROSPECTUS, EACH OF WHICH CAN BE ACCESSED VIA THE HYPERLINKS BELOW, BEFORE YOU DECIDE TO INVEST.

Prospectus Supplement dated June 22, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Commodity-Linked Capital Protected Notes
due June 30, 2011

Investment Overview
The Commodity-Linked Capital-Protected Notes due June 30, 2011 (the “notes”), provide investors with an opportunity to gain exposure to a range of energy, base metals, precious metals and agricultural commodities with no downside risk to their initial investment if the notes are held to maturity.  At maturity, the notes will pay the principal amount of $1,000 plus a supplemental redemption amount, if any, based on the performance of a weighted basket of commodities (the “basket”) over the term of the notes, as measured over six specified determination dates.  The supplemental redemption amount provides 1.20-1.40:1 upside participation (e.g. if the basket appreciates by 10%, the investor receives 100% of principal plus 12.0%-14.0% at maturity).  The notes provide a way to gain direct exposure to a diverse basket of commodities without risk to principal.  The notes do not pay interest.

Maturity:	3.75 years

Protection at Maturity:	100%

Interest:	None

Payment at Maturity:	$1,000 + supplemental redemption amount (if any)

Participation Rate:	120%-140% (to be determined on the pricing date)

Basket Overview
Basket Commodity	Weighting
WTI crude oil	30%
Agriculture index	20%
Copper	20%
Aluminum	20%
Gold	10%

Basket Performance from January 1, 2002 to August 22, 2007

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Key Investment Rationale

Exposure to commodities is a component of portfolio diversification.  Investors who believe they have underweight exposure to commodities or those concerned about the risks associated with investing directly in commodities can use the notes to gain exposure to the basket commodities while protecting 100% of their principal at maturity.

Leverage Performance	¡ Uncapped leveraged upside participation (120%-140%) in any basket appreciation
Protect Principal	¡ 100% principal protection at maturity regardless of the performance of the basket
Access
¡  Exposure to increases in the value of a diversified basket of four physical commodities (WTI crude oil, copper, aluminum and gold) and a commodity index (S&P GSCITM Agriculture Index – Excess Return)
¡  Portfolio diversification from traditional fixed income/equity investments.

Summary of Selected Key Risks (see page 10)
¡	No interest payments / possibility of no return
¡	Market price of the notes will be influenced by many unpredictable factors
¡	Changes in the value of one or more of the basket commodities may offset each other
¡	Payout at maturity based on weighted average of prices of commodities as measured on the determination dates
¡	Inclusion of commissions/projected profit from hedging is likely to adversely affect secondary market prices
¡	Economic interests of the calculation agent may be potentially adverse to investors
¡	Issuer credit ratings may affect the market value
¡	Secondary trading may be limited and you could receive less than the stated principal amount per note if you try to sell your notes prior to maturity
¡	Suspension or disruptions of market trading in commodity and related futures markets may adversely affect the value of the notes
¡	Hedging and trading activity by affiliates of the issuer could adversely affect the prices of the basket commodities and the value of the notes

Suitability
The notes may be suitable for investors who:

¡	Do not require current income / coupon payments
¡	Are capable of understanding the complexities / risks specific to the notes, and specifically, the basket commodities
¡	Are willing to receive no return on the notes should the basket depreciate or not appreciate

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Fact Sheet
The notes offered are senior unsecured obligations of Morgan Stanley, will pay no interest, and have the terms described in the prospectus supplement for commodity-linked capital protected notes and the prospectus.  At maturity, an investor will receive for each $1,000 stated principal amount of notes that the investor holds, the $1,000 stated principal amount plus a supplemental redemption amount, if any, based on whether the basket performance is positive.

Expected Key Dates
Pricing Date:	Original Issue Date (Settlement Date):	Maturity Date:
September , 2007	September , 2007 (5 business days after pricing date)	June 30, 2011
Key Terms
Issuer:	Morgan Stanley
Issue price:	$1,000 per note. See “Syndicate Information” below.
Stated principal amount:	$1,000 per note
Denominations:	$1,000 per note and integral multiples thereof
Principal protection:	100% at maturity
Interest:	None
Basket:	Basket Commodities	Weightings Initial Price
	WTI crude oil	30%
	Agriculture index	20%
	Copper	20%
	Aluminum	20%
	Gold	10%
Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:	$1,000 x basket performance x participation rate; provided that the supplemental redemption amount will not be less than zero.
Participation rate:	120-140%. The actual participation rate will be determined on the pricing date.
Basket performance:	The sum of the commodity performance values for each of the basket commodities.
Commodity performance value:
For each basket commodity, the product of (i) a fraction, the numerator of which is the final average commodity price minus the initial commodity price and the denominator of which is the initial commodity price times (ii) the basket weighting for such basket commodity.  The commodity performance value can be expressed by the following formula:

Commodity price:	For any trading day:

¡      with respect to WTI crude oil the official settlement price of the first nearby month futures contract (or, in the case of the last trading day of the last nearby month contract, the second nearby month contract) per barrel of WTI crude oil, stated in U.S. dollars, as made public on the relevant exchange on such trading day.
¡      With respect to copper and aluminum, the official cash offer price per metric ton of copper or aluminum, as applicable, on the relevant exchange as determined by the relevant exchange, stated in U.S. dollars, on such trading day.
¡      With respect to gold, the official afternoon fixing price per troy ounce, stated in U.S. dollars, on the relevant exchange as determined by the relevant exchange, stated in U.S. dollars on such trading day.
¡      With respect to the agriculture index, the official settlement price of the agriculture index as published by the underlying index publisher or its successor on such trading day.

Initial commodity price:
For each basket commodity, the commodity price of such basket commodity on the pricing date.

If the initial commodity price of any basket commodity as finally determined by the relevant exchange or the underlying index publisher or its successor on the pricing date differs from the initial commodity price for such basket commodity specified in this document, we will include the definitive initial commodity price for such basket commodity in an amended pricing supplement.

Final average commodity price:	For each basket commodity, the arithmetic average of the commodity prices of such basket commodity on each of the determination dates.

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Relevant exchange:
In the case of WTI crude oil, the NYMEX Division, or its successor, of the New York Mercantile Exchange, in the case of copper and aluminum, the London Metals Exchange and, in the case of gold, the London Bullion Market Association.

Underlying index publisher:	In the case of the agriculture index, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.
Determination dates:
January 15, 2011, February 15, 2011, March 15, 2011, April 15, 2011, May 15, 2011 and June 15, 2011; subject to adjustment for non-index business days or non-trading days, as applicable, or market disruptions events.

Call right:	The notes are not callable prior to the maturity date.

General Information
Listing:	The notes will not be listed on any securities exchange.
CUSIP:	617446R76
Tax considerations:
The Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders—Long-Term Notes.”  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the Notes, regardless of whether any stated interest is payable on the Notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the Notes generally will be treated as ordinary income. If the Notes were priced on August 22, 2007, the “comparable yield” would be a rate of 5.0364% per annum, compounded semi-annually; however, the final comparable yield will be determined on the pricing date and may be different from the comparable yield set forth above.  Based on the comparable yield set forth above, the “projected payment schedule” for a Note (assuming an issue price of $1,000) consists of a projected amount equal to $1,205.4824 due at maturity.  The actual comparable yield and the projected payment schedule of the Notes will be updated in the final pricing supplement.  You should read the discussion under “United States Federal Taxation” in the accompanying prospectus supplement concerning the U.S. federal income tax consequences of investing in the Notes.

The following table states the amount of original issue discount (“OID”) (without taking into account the actual payment received at maturity) that will be deemed to have accrued with respect to a Note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through December 30, 2007	$12.8708	$12.8708
December 31, 2007 through June 30, 2008	$25.5061	$38.3769
July 1, 2008 through December 30, 2008	$26.1484	$64.5253
December 31, 2008 through June 30, 2009	$26.8069	$91.3322
July 1, 2009 through December 30, 2009	$27.4819	$118.8141
December 31, 2009 through June 30, 2010	$28.1740	$146.9881
July 1, 2010 through December 30, 2010	$28.8835	$175.8716
December 31, 2010 through June 30, 2011	$29.6108	$205.4824

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments in respect of the Notes, and we make no representation regarding the actual amounts of payments that will be made on a Note.

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If you are a non-U.S. investor, please also read the section of the accompanying prospectus supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You are urged to consult your own tax advisors regarding all aspects of the U.S. federal income tax consequences of investing in the Notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee:	The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)

Agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)
Calculation agent:	Morgan Stanley Capital Services Inc. (“MSCS”)
Contact:
Morgan Stanley clients may contact their local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776). All other clients may contact their local brokerage representative. Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

Syndicate Information
Issue price of the notes	Selling concession	Principal amount of notes for any single investor
$1,000.00	$25.00	<$999K
$995.00	$20.00	$1MM-$2.99MM
$992.50	$17.50	$3MM-$4.99MM
$990.00	$15.00	>$5MM

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the notes distributed by such dealers.

This offering summary represents a summary of the terms and conditions of the notes.  We encourage you to read the accompanying prospectus supplement for commodity-linked capital protected notes and prospectus related to this offering, which can be accessed via the hyperlinks on the front page of this document.

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Payment at Maturity
At maturity, investors receive (i) $1,000 + (ii) supplemental redemption amount.

If the basket performance is:	The supplemental redemption amount will be:

Less than or equal to zero	$0 – Investors will only receive $1,000 at maturity

Greater than zero	$1,000 x basket performance x 120%-140%

Note:

There is no cap on upside participation.  Investors will receive 120%-140% of any appreciation in the value of the basket.  We will determine the actual participation rate on the pricing date.

If the basket performance at maturity is zero or negative, investors will only receive the stated principal amount at maturity.

See “Hypothetical Payout on the Notes” for examples of how to calculate the payment at maturity.

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Hypothetical Payout on the Notes

Presented below are hypothetical examples showing how the payout on the notes at maturity, including the supplemental redemption amount, is calculated.  The following hypothetical examples are provided for illustrative purposes only.  Actual results will vary.

Below is one example of how to calculate the basket performance based on the hypothetical data in the table below.  In addition, below are examples of how to calculate the payment at maturity.

Basket Commodity	% Weight in Basket	Hypothetical Initial Commodity Price	Hypothetical Final Average Commodity Price
WTI crude oil	30%	70.00	77.00
Agriculture index	20%	65.00	71.50
Copper	20%	7,100.00	7,810.00
Aluminum	20%	2,500.00	2,750.00
Gold	10%	650.00	715.00

Basket Performance = Sum of Commodity Performance Values
[(final average WTI crude oil price – initial WTI crude oil price) / initial WTI crude oil price]  x  30%; plus
[(final average agriculture index value – initial agriculture index value) / initial agriculture index value]  x  20%; plus
[(final average copper price – initial copper price) / initial copper price]  x  20%; plus
[(final average aluminum price – initial aluminum price) / initial aluminum price]  x  20%; plus
[(final average gold price – initial gold price) / initial gold price]  x  10%

So, using the hypothetical prices above,
[(77.00 – 70.00) / 70.00] x 30%  =  3%; plus
[(71.50 – 65.00) / 65.00] x 20%  =  2%; plus
[(7,810.00 – 7,100.00) / 7,100.00] x 20%  =  2%; plus
 [(2,750.00 – 2,500.00) / 2,500.00] x 20%  =  2%; plus
[(715.00 – 650.00) / 650.00] x 10%  =  1%
basket performance   =   10%

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Example #1:  Basket performance is positive

Hypothetical basket performance = 10%
Hypothetical participation rate = 130%

Basket Commodity	Commodity Performance Values
WTI crude oil	3%
Agriculture index	2%
Copper	2%
Aluminum	2%
Gold	1%
10%

Supplemental redemption amount per note	=	$1,000	x	10%	x	130%	=	$130

The total payment at maturity per note will equal $1,130, which is the sum of the principal amount of $1,000 and a supplemental redemption amount of $130.

Example #2:   Basket performance is zero or negative

Hypothetical basket performance = -4%
Hypothetical participation rate = 130%

Basket Commodity	Commodity Performance Values
WTI crude oil	-4.0%
Agriculture index	1.0%
Copper	1.0%
Aluminum	-3.0%
Gold	1.0%
-4.0%

Supplemental redemption amount per note	=	$1,000	x	-4.0% (less than zero)	x	130%	=	$0

In this example, the final average prices of three of the basket commodities—the agriculture index, copper and gold (with a combined weighting of 50% of the basket) — are higher than their respective initial prices by 5%, 5% and 10%, respectively, (each contributes a 1.0% increase to the basket performance on a weighted basis), but the final average prices of the two other basket commodities — WTI crude oil and aluminum (with a combined weighting of 50% of the basket) — are each lower than their respective initial prices by 13.3333% and 15%, respectively, (WTI crude oil contributes a 4.0% decrease to the basket performance on a weighted basis and aluminum contributes a 3.0% decrease to the basket on a weighted basis).  Accordingly, although three of the basket commodities have positive performance values and two have negative performance values, the basket performance is less than zero.  Therefore, there will be no supplemental redemption amount and the total payment at maturity per note will equal only the $1,000 principal amount.

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Selected Risk Factors
The notes are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the notes.  Accordingly, you should consult with your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of such notes in light of your particular circumstances.  The notes are not secured debt and investing in the notes is not equivalent to investing directly in the basket commodities.  The following is a non-exhaustive list of certain key considerations for investors in the notes.  For a complete list of considerations and risk factors, please see the section entitled “Risk Factors” beginning on page S-15 of the prospectus supplement for commodity-linked capital protected notes.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

¡
No interest payments and possibility of no return.  The terms of the notes differ from ordinary debt securities in that no interest will be paid.  Because the supplemental redemption amount is variable and may equal zero, the overall return on the notes may be less than the amount that would be paid on an ordinary debt security.

¡
The prices for the basket commodities may change unpredictably, affecting the value of the notes.  Investments, such as the notes, linked to the prices of commodities, are considered speculative, and prices of commodities and related contracts (including the basket commodities) are affected by a variety of factors, including, (i) the price of each of the basket commodities, (ii) the volatility of the basket commodities, (iii) trends of supply and demand for each of the basket commodities at any time, (iv) interest and yield rates in the market, (v) geopolitical conditions and (vi) economic, financial, political and regulatory or judicial events that affect the basket commodities or commodities markets generally and that may affect the final average prices, (vii) the time remaining to the maturity of the notes and (viii) our creditworthiness.
In addition, the commodities markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, participation of speculators and government intervention.  In addition, the prices of WTI crude oil, copper, aluminum, gold and the agriculture index are volatile and affected by numerous factors as set forth in the section entitled “Risk Factors” beginning on page S-15 of the prospectus supplement for commodity-liked capital protected notes.  As a result of all of these factors, the market value of the notes will vary and may be less than the original issue price of the notes at any time prior to maturity and sale of the notes prior to maturity may result in a loss.

¡
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which Morgan Stanley is willing to purchase notes in secondary market transactions will likely be lower than the original issue price, since the original issue price will include, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging its obligations under the notes.  In addition, any such prices may differ from values determined by pricing models used by Morgan Stanley, as a result of dealer discounts, mark-ups or other transaction costs.

¡	Issuer’s credit ratings may affect the market value. Investors are subject to the credit risk of the issuer. Any decline in the issuer’s credit ratings may affect the market value of the notes.
¡
Economic interests of the calculation agent may be potentially adverse to the investors.  The calculation agent is an affiliate of the issuer.  Any determinations made by the calculation agent may affect the payout to investors at maturity.

¡
Secondary trading may be limited.  The notes will not be listed on any securities exchange and there may be little or no secondary market.  Even if there is a secondary market, it may not provide enough liquidity to allow an investor to sell the notes easily or at a price that it desires. Morgan Stanley currently intends to act as a market maker for the notes but is not required to do so.

¡
Hedging and trading activity by affiliates of the issuer could adversely affect the price of the basket commodities and the value of the notes. MS & Co. and other affiliates of ours will carry out hedging activities related to the notes (and possibly to other instruments linked to the basket commodities), including trading in

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futures and options contracts on the basket commodities, including any commodity underlying the indices, as well as in other instruments related to the basket commodities.  MS & Co. and some of our other subsidiaries also trade the basket commodities, including any commodity underlying the agriculture index, and other financial instruments related to the basket commodities on a regular basis as part of their general commodity trading, proprietary trading and other businesses.  Any of these hedging or trading activities on or prior to the day we price the notes for initial sale to the public could potentially increase the initial prices for the basket commodities and, as a result, could increase the prices at which the basket commodities must close on the determination dates before you receive a payment at maturity that exceeds the principal amount on the notes.  Additionally, such hedging or trading activities on or before any day prior to the original issue date on which we increase the aggregate principal amount of the notes, or during the term of the notes, could potentially affect the prices of the basket commodities, including the prices on the determination dates, and, accordingly, the amount of cash you will receive upon a sale of the notes or at maturity.

¡
Changes in the value of one or more of the basket commodities may offset each other.  Price movements in the basket commodities may not correlate with each other.  At a time when the price of one or more of the basket commodities increases, the price of one or more of the other basket commodities may increase to a lesser extent or may decline.  Therefore, in calculating the basket performance, increases in the value of one or more of the basket commodities may be moderated, or wholly offset, by lesser increases or declines in the value of one or more of the other basket commodities.

¡
An investment in the basket commodities could expose you to concentrated risk.  The basket commodities are concentrated in energy, base metals, precious metals and agricultural commodities.  An investment in the notes may therefore bear risks similar to a securities investment concentrated in a limited number of industries or sectors.

¡
Investing in the notes is not equivalent to investing directly in the basket commodities.  Because the basket performance is based on the average prices of the basket commodities over the determination dates over the final six months of the term of the notes, it is possible for the final average commodity price of any of the basket commodities to be lower than the initial commodity price of such basket commodity even if the price of the basket commodity has been above the initial commodity price during the term of the notes.

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Historical Information

The following graphs set forth the historical price performance of each respective basket commodity for the period January 1, 2002 to August 22, 2007.  On August 22, 2007, the commodity prices for copper, aluminum, gold, WTI crude oil and the agriculture index  were $7,379.50, $2,731.00, $660.75, $69.83 and $68.55, respectively.  We obtained the information in the graphs from Bloomberg Financial Markets (“Bloomberg”), without independent verification.  We will not use Bloomberg to determine the applicable settlement prices.  The historical prices, the historical price performance of the basket commodities and the degree of correlation between the price trends of the basket commodities (or lack thereof) should not be taken as an indication of future performance.

Historical Basket Performance	WTI Crude Oil

Agriculture Index	Copper

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Aluminum	Gold

September 2007	Page 13